Exhibit 1

Peru Copper Inc.
(an exploration stage company)

Interim Consolidated Financial Statements
June 30, 2007
(Unaudited)
(expressed in U.S. dollars)

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Balance Sheets

Unaudited
(expressed in U.S. dollars)

	June 30, 2007 $	December 31, 2006 $
Assets
Current assets
Cash and cash equivalents	2,081,918	5,241,895
Restricted cash (note 5)	662,744	500,000
Short term investments (note 4)	80,104,892	30,408,022
Prepaid expenses and advances	496,733	297,713
	83,346,287	36,447,630

Deposit on water treatment plant (note 5)	14,461,980	14,949,666

Property, plant and equipment — net of accumulated depreciation of $199,790 (December 31, 2006 — $157,375)	1,080,101	955,035

Exploration properties (note 5)	82,964,212	62,973,520

	181,852,580	115,325,851

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,234,113	3,617,774
Due to related parties (note 7)	764,496	155,763
Current portion of long-term debt (note 6)	5,000,000	10,140,000
	8,998,609	13,913,537

Long-term debt (note 6)	7,273,456	—
	16,272,065	13,913,537

Shareholders’ Equity
Share capital (note 8)
Authorized : Unlimited with no par value
Issued and outstanding 132,622,757 (December 31, 2006 — 119,208,624) common shares	168,739,223	103,422,802

Contributed surplus	6,394,545	5,082,046

Deficit	(9,553,253)	(7,092,534)

	165,580,515	101,412,314

	181,852,580	115,325,851

Contingencies and commitments (note 5 and note 6)

Subsequent events (note 10)

Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Gerald Wolfe	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity

Unaudited

(expressed in U.S. dollars)

	Common stock	Warrants and agent options	Common stock $	Contributed surplus $	Deficit accumulated during the exploration stage $	Total equity $

Balance — December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash — options exercised	200,000	(200,000)	280,000	—	—	280,000
Fair value of options exercised			117,410	(117,410)	—	—
Shares issued for cash — Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	2,295,060	—	2,295,060
Loss for the period	—	—	—	—	(3,421,771)	(3,421,771)

Balance — December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

Shares issued for cash — Options exercised	1,353,780	—	1,947,955	—	—	1,947,955
Shares issued for cash — Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	1,353,780	(1,353,780)	—	—
Stock-based compensation	—	—	—	3,112,527	—	3,112,527
Loss for the period	—	—	—	—	(3,349,734)	(3,349,734)
Balance — December 31, 2006 (as previously reported)	119,208,624	130,893	103,422,802	5,082,046	(7,092,534)	101,412,314

Opening unrealized gains on held-for-trading assets (note 3)	—	—	—	—	301,403	301,403
Balance — December 31, 2006 (adjusted)	119,208,624	130,893	103,422,802	5,082,046	(6,791,131)	101,713,717
Shares issued for cash — Options exercised	214,133	(130,893)	379,618	—	—	379,618
Shares issued for cash — Private Placement	13,200,000		65,868,000			65,868,000
Share issuance costs	—	—	(1,120,998)			(1,120,998)
Fair value of options exercised	—	—	189,801	(189,801)	—	—
Stock-based compensation	—	—	—	1,502,300	—	1,502,300
Loss for the period	—	—	—	—	(2,762,122)	(2,762,122)
Balance — June 30, 2007	132,622,757	—	168,739,223	6,394,545	(9,553,253)	165,580,515

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited

(expressed in U.S. dollars)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Interest income	404,861	496,312	801,629	782,549

Expenses
Stock-based compensation	325,754	538,061	900,683	1,027,631
Management fees and salaries	453,316	142,221	990,728	273,244
Professional fees	686,833	362,952	1,031,136	759,075
Listing and filing fees	114,894	3,513	247,552	207,790
Office	83,144	66,552	162,346	122,879
Travel	67,526	52,175	120,201	75,216
Unrealized loss on held-for-trading assets (note 4)	55,652	—	91,060	—
Shareholder information	124,747	66,370	142,101	116,533
Bank charges	1,932	(8,878)	3,425	3,027
Donations and Scholarships	—	4,516	—	4,516
Depreciation	882	882	1,764	1,764
Foreign exchange gain	(71,100)	(140,494)	(127,245)	(229,298)
	1,843,580	1,087,870	3,563,751	2,362,377
Loss and Comprehensive Loss for the period	(1,438,719)	(591,558)	(2,762,122)	(1,579,828)
Loss per share — basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)
Weighted average number of shares outstanding	120,959,833	118,057,892	120,105,699	110,297,980

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

Unaudited

(expressed in U.S. dollars)

	Three Months Ended June 30, 2007 $	Three Months Ended June 30, 2006 $	Six Months Ended June 30, 2007 $	Six Months Ended June 30, 2006 $
Cash flows from (used in) operating activities
Loss for the period	(1,438,719)	(591,558)	(2,762,122)	(1,579,828)
Items not affecting cash
Depreciation	882	882	1,764	1,764
Stock-based compensation	325,754	538,061	900,683	1,027,631
Unrealized loss on held-for- trading assets (note 4)	55,652	—	91,060	—
Change in non-cash working capital items
Prepaid expenses and advances	(365,863)	(309,134)	(199,020)	(303,644)
Accounts payable and accrued liabilities	86,765	(895,394)	1,460,555	1,210,299
Due to related parties	577,714	(24,938)	608,733	54,111
	(757,815)	(1,282,081)	101,653	410,333
Cash flows from (used in) financing activities
Share capital issued for cash — net	64,943,370	446,341	65,126,620	40,892,552
	64,943,370	446,341	65,126,620	40,892,552
Cash flows from (used in) investing activities
Restricted cash	(162,744)	1,500,000	(162,744)	(1,500,000)
Short term investments	(59,382,914)	(39,286,655)	(49,486,527)	(39,286,655)
Loans receivable	—	131,035	—	(1,674,165)
Exploration properties	(5,837,023)	(18,836,026)	(20,704,954)	(21,785,578)
Purchase of property, plant and equipment	66,748	(66,904)	(167,481)	(174,285)
Long-term debt	90,655	—	2,133,456	—
	(65,225,278)	(56,558,550)	(68,388,250)	(61,921,683)
Increase (decrease) in cash and cash equivalents	(1,039,723)	(57,394,290)	(3,159,977)	(20,618,798)
Cash and cash equivalents — Beginning of period	3,121,641	63,452,944	5,241,895	26,677,452
Cash and cash equivalents — End of period	2,081,918	6,058,654	2,081,918	6,058,654
Non-cash investing and financing activities
Exploration properties — Stock-based compensation	286,722	270,502	601,613	408,028
Exploration properties — Water treatment plant (note 5)	472,682	—	487,686	—
Exploration properties — Depreciation	23,722	14,042	40,651	31,252

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2007
Unaudited
(expressed in U.S. dollars)

1                      Operations

Peru Copper Inc. (the “Company”, “PCI” or “Peru Copper”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at June 30, 2007, the Company has no properties under development and to date has not generated any operating revenues.  Consequently, it is considered to be in the exploration stage.

Please refer to subsequent events.

2                      Significant accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below and in note 3.  These interim financial statements should be read in conjunction with the audited consolidated financial statements as at December 31, 2006.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held to maturity for less than or three months. The Company believes it places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

Short Term Investments

The Company considers short term investments to include amounts held in highly liquid debt investments with remaining maturities at time of purchase of between six and three months. The Company believes it places its short term investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

3                      Change in Accounting Policies

The Company adopted the provisions of CICA Sections 3855, Financial Instruments — Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.  As a result of adopting these new standards, the Company recorded an unrealized gain of $301,403 for the change in accounting for financial assets classified as held-for-trading and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect of a change in accounting policy in opening deficit on January 1, 2007.

Financial Instruments

The Company’s financial assets and liabilities comprise cash and cash equivalents, restricted cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties and long-term debt.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments, except as otherwise noted.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and due to related parties are reported at their fair values on the balance sheet.  The fair values of these financial instruments approximates their carrying values due to their short term nature or capacity of prompt liquidation.

The Company determines the classification of its financial assets at initial recognition. When financial assets and liabilities are recognized initially, they are measured at fair value, normally being the transaction price plus, in the case of financial assets and liabilities not at fair value through profit or loss, directly attributable transaction costs.

Short Term Investments

All short term investments are classified as held-for-trading because the Company intends to use these investments in its normal course of financing its exploration activities. The held-for-trading method was applied to estimate the fair value of short term investments at balance sheet dates using quoted market prices at close of business on the balance sheet date with changes in fair value recorded in the statement of operations.  All short term investments have been reclassified from cash and cash equivalents.

Debt

When a debt is recognized initially, the Company measures it at its fair value.

Interest rate risk

The Company holds cash and cash equivalents which earn interest at variable rates as determined by financial institutions.

Credit risk

The Company believes it only places its cash with institutions of high credit worthiness.

Foreign exchange risk

The Company holds cash balances and incurs payables that are denominated in multiple foreign currencies, including Peruvian Nuevo Sol and Canadian Dollars. These balances are subject to changes in the exchange rate between these currencies and the U.S. Dollar, which would result in a currency gain or loss to the Company.

4                      Short Term Investments

	June 30, 2007 $	December 31, 2006 $
Market	80,104,892	30,709,425
Cost	79,894,549	30,408,022
Unrealized gain	210,343	301,403

5                      Exploration properties — Toromocho Project

	Six Months Ended June 30, 2007 $	Year Ended December 31, 2006 $

Balance - Beginning of period	62,973,520	29,989,772
Costs for the period:
Water treatment plant project	308,053	198,310
Supplies and general	1,328,404	5,599,841
Salaries and consulting	6,590,832	4,200,312
Drilling	1,153,992	1,883,828
Value added tax	845,366	1,421,321
Acquisition and lease	8,302,194	17,940,622
Stock-based compensation	601,613	1,029,983
Assay sampling and testing	607,771	507,856
Travel	211,817	128,436
Depreciation	40,651	73,239
Costs for the period	19,990,692	32,983,748
Balance - End of period	82,964,212	62,973,520

Deposit on water treatment plant	14,949,666	15,000,000
Expenditures relating to water treatment plant	(487,686)	(50,334)
Balance - End of period	14,461,980	14,949,666

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”).  Centromin transferred its interest in the Toromocho Option to Activos Mineros

S.A.C. (“Activos”), a Peruvian government entity.  Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

In May 2007, the Toromocho Option was renewed for a fifth and final year. Under the terms of the contract, over the five year period the Company was required to invest in the project a cumulative amount of no less than $12 million. Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its total expenditure obligation of $12 million.

Upon exercise of the Toromocho Option, the Company must enter into a Transfer Agreement with Activos to transfer Activos’ interests in the mining concessions and related assets to the Company.  The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30 million towards required development obligations.

The Company has deposited $15 million in a restricted, non-refundable account for the construction of a water treatment plant to treat water coming from the Morococha mining district.  The Company will be responsible for the construction of the water treatment plant and administration of funds used for studies and construction.  Once constructed, the Company and other mining companies in the Morococha mining district will pay their pro-rata share of the operating costs of the plant and, eventually, the closure costs of the plant.  The Company will have no responsibility or liability for the operation of the plant once it is constructed.  The Company will be responsible for construction costs over and above the initial estimate of 15 million.  Of the $15 million, $487,686 has been spent on expenses related to the water treatment plant.  The Company’s current estimate of costs to complete the construction of the water treatment plant is $24 million.

Restricted cash of $500,000 has been provided as security for possible environmental liabilities resulting from exploration drilling. Under an addendum to the Toromocho Option Agreement, the Company contributed $1 million to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company made a second payment of $1 million in September 2005, which is an advance against future royalties. An additional restricted cash amount of $162,744, are letters of credits also given to Techo Propio, San Antonio de Pucara and Mi Vivienda for the New Morococha house building programs.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position.  The legal process is underway and may be expected to continue for several months.  The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The resolution relates to land located within the boundaries of the Toromocho Option.   In exchange for the community abandoning a legal action against Centromin, the Company purchased land, equipment and facilities valued at $1.95 million for the Pucara community. In addition, the Company made a cash payment in the amount of $1.86 million to the community in January 2007.  In addition, the Company has an obligation to pay for the settlement of any outstanding legal fees of Pucara in relation to its land dispute with Centromin to a maximum of $1 million.

On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects before October 4, 2009.

Acquisition of mining concessions

On March 16, 2006 the Company entered into a general framework agreement with Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company, whereby the Company acquired an exclusive option to purchase certain mining concessions and surface areas held by Austria Duvaz located in the Morococha mining district.  These concessions are of interest to the Company because they are directly adjacent to the concessions that comprise the Toromocho pit.

In October 2006, the Company finished its due diligence of the Austria Duvaz mining concessions and executed two agreements with Austria Duvaz, a transfer option agreement on mining concessions and a share purchase agreement for the shares corresponding to Compañía Minera Centenario S.A.C. (“Centenario”).

The transfer option agreement, which has a term of 5 years, applies to 26 wholly owned mining concessions and to the interests of Austria Duvaz in 4 additional mining concessions.  Under the terms of the option agreement, the Company will assume and settle $13.1 million in outstanding debts associated with these mining concessions.  In 2006, the Company agreed to pay $2.0 million in settlement of $2.9 million of these outstanding debts, which will be paid over a 5 years period beginning in the first quarter of 2007.  By the end of the second quarter of 2007 the Company had paid a total of $4.1 million to settle debts amounting to $4.9 million.

As a condition of the agreements, Austria Duvaz has the right to use these concessions until October 2011, however, the Company has the right to these concessions before October 2011 by paying a business interruption fee between $3.0 million and $13.3 million depending on the date the eviction notice would be served.  The Company does not intend to use its right to evict Austria Duvaz before October 2011.

Pursuant to the share purchase agreement with Austria Duvaz, the Company acquired Centenario, a Peruvian company holding title to a group of 27 mining concessions and interest in other 3 mining concessions subject to the agreement with Austria Duvaz.  The Company has agreed to pay an additional sum of $8.0 million to the shareholders of Austria Duvaz.  In 2006, $2.0 million was paid to the Austria Duvaz shareholders and $6 million was included in the liabilities of the Company as at December 31, 2006.  During the first quarter of 2007, the Company paid $1.0 million to the Austria Duvaz shareholders.  The remaining $5.0 million has been included in the liabilities of the Company as at June 30, 2007.

In addition to the $13.1 million in debts assumed pursuant to the transfer option agreement, the Company acquired $7.7 million of Austria Duvaz debt held by various banking institutions.  The Company renegotiated this debt and was able to reduce the total financial debt obligation to $2.9 million, of which $1.4 million was repaid in 2005 and the remaining $1.5 million repaid in 2006.

6                      Long-term Debt

	June 30, 2007 $	December 31, 2006 $

Debt owing to Austria Duvaz Creditors — Minera Centanario	—	4,140,000
Debt owing to Austria Duvaz Creditors — Austria Duvaz	8,199,816	—
Debt owing to Austria Duvaz Shareholders	5,000,000	6,000,000
Less: adjustment to fair value	(926,360)	—
	12,273,456	10,140,000
Less: current portion of long-term debt	(5,000,000)	(10,140,000)
	7,273,456	—

All debt relating to the acquisition of mineral concessions has now been recognized as at June 30, 2007.

Principal minimum repayment terms will be approximately:

$
2007	5,000,000
2008	3,255,136
2009	2,352,515
2010	1,159,910
2011	1,432,255

In addition, the Company has the right to renegotiate the long-term debt and as a result some of the debt owing may be reduced in the future.  The long-term debt recorded of $12,273,456 is the Company’s estimate of what it expects to pay in settling these debts.

7                      Related party transactions

a)                   During the six months ended June 30, 2007, the Company received consulting and management services from certain principal directors or companies controlled by directors in the amount of $208,128 (June, 2006 - $207,602).

b)                  During the six months ended June 30, 2007, the Company received legal services from a law firm, in which an officer of the Company is a partner in the law firm, in the amount of $409,116. (June 30, 2006 - $84,610).

c)                   The amounts payable to related parties are non-interest bearing, due on demand and unsecured.

8                      Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares.  As at June 30, 2007, no preferred shares are issued and outstanding.

Share Acquisition

Chinalco Canada B.C. Holdings Ltd., a wholly-owned subsidiary of Aluminum Corporation of China (collectively, “Chinalco”), made an offer dated June 25, 2007 to purchase all of the outstanding common shares of Peru Copper for C$6.60 per share, including common shares that may become outstanding upon the exercise of outstanding stock options before the expiration of the offer on July 31, 2007.  The Chinalco offer is conditioned upon, among other things, a minimum of 66 2/3% of the outstanding Peru Copper shares being tendered to the offer, calculated on a fully diluted basis and excluding any shares owned directly or indirectly by Chinalco or any of its affiliates.

In connection with the share purchase, Chinalco acquired 13.2 million shares of the Company for a price of $65.9 million (C$70 million) during the quarter ended June 30, 2007.

On July 31, 2007, Chinalco received greater than 66 2/3% of the Peru Copper shares being tendered to the offer.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

	Number of options	Weighted average exercise price (in C$)	Expiry

Options outstanding at December 31, 2005	7,513,000	1.65
Granted	1,721,500	5.06	2011
Exercised	(1,353,780)	1.71	2009
Cancelled	(840,460)	2.63	2009

Options outstanding at December 31, 2006	7,040,260	2.36
Granted	500,000	3.93	2012
Exercised	(83,240)	2.59	2011
Cancelled	(92,800)	5.11	2011
Options outstanding as at June 30, 2007	7,364,220	2.43

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at June 30, 2007:

Expiry date	Exercise price $	Number outstanding	Number exercisable
June 30, 2008	US$1.40	720,000	720,000
June 29, 2009	US$1.40	188,400	188,400
June 30, 2008	C$1.65	1,080,000	1,080,000
October 6, 2009	C$1.65	1,635,160	1,635,160
November 24, 2009	C$1.56	576,000	576,000
February 8, 2010	C$1.26	300,000	240,000
June 30, 2008	C$1.58	100,000	100,000
May 5, 2010	C$1.58	873,760	699,008
February 6, 2011	C$4.25	300,000	120,000
May 10, 2011	C$5.40	540,900	218,600
August 10, 2011	C$4.97	550,000	220,000
January 15, 2012	C$4.60	500,000	—
		7,364,220	5,797,168

On January 15, 2007, the Company issued 500,000 share purchase options to the president of the Company with an exercise price of C$4.60. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on July 15, 2007. All of these options will expire on January 15, 2012. The Company estimated the fair value of these options to be $773,724.

The fair values of the options granted during the six months ended June 30, 2007 were estimated using the Black-Scholes options pricing method with the following assumptions:

Six Months Ended June 30, 2007
Risk-free interest rate	3.53% - 4.26%
Expected dividend yield	—
Expected stock price volatility	46%
Expected option life in years	3.75

Stock-based compensation expense is being recorded over the vesting period of the share purchase options granted. During the six months ended June 30, 2007, compensation expense of $1,502,300 (2006 - $1,435,659) was recorded.  Of this amount $900,683 (2006 - $1,027,631) was an operating expense in the period and $601,617 (2006 - $408,028) was capitalized to exploration properties.

9                      Segmented information

The Company has one operating segment, which is mineral exploration. Total assets by geographic segment are as follows:

	June 30, 2007 $	December 31, 2006 $
Canada	26,360,659	34,224,529
US	55,102,480	—
Peru	100,389,441	81,101,322
	181,852,580	115,325,581

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

10               Subsequent Events

a.                     On July 31, 2007, Chinalco announced the completion of its offer to acquire all the issued and outstanding common shares of Peru Copper for cash consideration of C$6.60 per Share.  All of the conditions of the offer were satisfied.  Approximately 91% of the outstanding shares had been tendered to the offer.  Chinalco intends to acquire all outstanding shares not tendered in the offer.  Chinalco intends to apply to de-list the Peru Copper shares from the Toronto Stock Exchange, the American Stock Exchange and the

Lima Stock Exchange and to cause it to cease to be a reporting issuer in Canada and the U.S. in due course.

The costs incurred by Peru Copper in connection with the acquisition by Chinalco are estimated to be $38 million.

b.                    The Company has been informed of a legal proceeding initiated by a community group in Morococha.  The intent of the legal proceedings is to reverse a decision by the provincial mayor to cancel an arbitrary award of land currently belonging to Activos Mineros, a state owned company.  The land subject to the legal proceeding is included in the surface land package that the Company will acquire upon exercising the Toromocho Option Agreement from Activos.  The Company believes that the suit is without merit and will defend itself vigorously